SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bausch Health Companies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

071734107
(CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
14,169,189  (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 14,169,189 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 14,169,189 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 14,169,189 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 14,169,189  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 14,169,189  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.98%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 19,939,963  (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 19,939,963  (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 19,939,963  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  5.61%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 19,939,963  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 19,939,963   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 19,939,963  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.61%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 34,109,152   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 34,109,152   (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 34,109,152   (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 34,109,152   (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 34,109,152  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
34,109,152  (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
34,109,152  (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,109,152  (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.59%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Common Stock, no par value (“Shares”), issued by Bausch Health Companies Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 24, 2021, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

 The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 34,109,152 Shares (including Shares underlying forward contracts), which were purchased by the Reporting Persons for an aggregate purchase price of approximately $422.3 million.  Of such Shares, 5,033,147 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $103.6 million. The remaining 29,076,005 Shares may be deemed beneﬁcially owned by the Reporting Persons as a result of their having entered into forward contracts (the "Forwards") with respect to such number of Shares at a forward price of $17.00 per share, for an aggregate forward price of approximately $494.3 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $318.6 million upon entering into such Forwards.

The source of funding for the Shares (including Shares underlying forward contracts) held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 34,109,152 Shares (including Shares underlying forward contracts), representing approximately 9.59% of the Issuer's outstanding Shares (based on the 355,619,826 Shares outstanding as of February 18, 2021, as disclosed by the Issuer in the Issuer’s Form 10-K for the fiscal year ended December 31, 2020).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 14,169,189 Shares (including Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 19,939,963 Shares (including Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected since the Reporting Persons filed the Schedule 13D on February 11, 2021. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Partners LP	02/24/2021	350,747 (1)	14.29 (2)
Icahn Partners LP	02/25/2021	585,598 (1)	14.10 (2)
Icahn Partners LP	02/26/2021	584,578 (1)	14.46 (2)
Icahn Partners LP	03/01/2021	33,649 (1)	14.73 (2)
Icahn Partners LP	03/02/2021	89,538 (1)	15.26 (2)
Icahn Partners LP	03/03/2021	432,599 (1)	15.42 (2)
Icahn Partners LP	03/11/2021	1,607,629 (1)	16.95 (2)

Icahn Partners Master Fund LP	02/24/2021	249,253 (1)	14.29 (2)
Icahn Partners Master Fund LP	02/25/2021	416,144 (1)	14.10 (2)
Icahn Partners Master Fund LP	02/26/2021	415,422 (1)	14.46 (2)
Icahn Partners Master Fund LP	03/01/2021	23,187 (1)	14.73 (2)
Icahn Partners Master Fund LP	03/02/2021	63,626 (1)	15.26 (2)
Icahn Partners Master Fund LP	03/03/2021	307,401 (1)	15.42 (2)
Icahn Partners Master Fund LP	03/11/2021	1,142,371 (1)	16.95 (2)

1.	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on December 23, 2022.

2.
Represents the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract.  The forward price is $17.00 per Share. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid a financing charge to the counterparty to such forward contract.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to ad the following:

Forward Contracts

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts (the "Forwards") providing for the purchase by such Reporting Persons of an aggregate of 29,076,005 Shares at a forward price of $17.00 per share, for an aggregate forward price of approximately $494.3 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Reporting Persons also paid the counterparty to the Forwards an aggregate amount of approximately $318.6 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The Forwards do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate. The Forwards expire on December 23, 2022.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Chief Compliance Officer

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 2 – Bausch Health Companies Inc.]